SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A
Under the Securities and Exchange Act of 1934

(Amendment No. 1)*

LL&E Royalty Trust

(Name of Issuer)

Units of Beneficial Interest

(Title of Class of Securities)

502003 10 6

(CUSIP Number)

Robert Robotti
c/o Robotti & Company, Incorporated
110 East 42nd Street, Suite 1100
New York, New York 10017
212-986-4800

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 5, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 13d-7 for other parties to whom copies are to be sent.

(Page 1 of 18 Pages)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1. Names of Reporting Persons
   Robert E. Robotti

2. Check the Appropriate Box if a Member of a Group (See Instructions)
   (a) [ ]
   (b) [X]

3. SEC Use Only

4. Source of Funds (See Instructions)
   AF, OO

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)   [ ]

6. Citizenship or Place of Organization
   United States

Number of	7. Sole Voting Power: -0-
Shares	
Beneficially	8. Shared Voting Power: 1,074,298
Owned by	
Each	9. Sole Dispositive Power: -0-
Reporting	
Person With	10. Shared Dispositive Power: 1,074,298

11. Aggregate Amount Beneficially Owned by Each Reporting Person
    1,074,298

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13. Percent of Class Represented by Amount in Row (11)
    5.7%

14. Type of Reporting Person (See Instructions)
    IN, HC

1. Names of Reporting Persons
    Robotti & Company, Incorporated

2. Check the Appropriate Box if a Member of a Group (See Instructions)
    (a) [ ]
    (b) [X]

3. SEC Use Only

4. Source of Funds (See Instructions)
    OO

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)   [ ]

6. Citizenship or Place of Organization
    New York

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power: -0-
	8. Shared Voting Power: 78,200
	9. Sole Dispositive Power: -0-
	10. Shared Dispositive Power: 78,200

11. Aggregate Amount Beneficially Owned by Each Reporting Person
     78,200

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13. Percent of Class Represented by Amount in Row (11)
     Less than 1%

14. Type of Reporting Person (See Instructions)
     CO, HC

1. Names of Reporting Persons
    Robotti & Company, LLC

2. Check the Appropriate Box if a Member of a Group (See Instructions)
    (a) [ ]
    (b) [X]

3. SEC Use Only

4. Source of Funds (See Instructions)
    OO

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)   [ ]

6. Citizenship or Place of Organization
    New York

Number of Shares Beneficially Owned by Each Reporting Person With	
7. Sole Voting Power: -0-	
8. Shared Voting Power: 78,200	
9. Sole Dispositive Power: -0-	
10. Shared Dispositive Power: 78,200	

11. Aggregate Amount Beneficially Owned by Each Reporting Person
     78,200

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13. Percent of Class Represented by Amount in Row (11)
     Less than 1%

14. Type of Reporting Person (See Instructions)
     OO, BD

1. Names of Reporting Persons
    Kenneth R. Wasiak

2. Check the Appropriate Box if a Member of a Group (See Instructions)
    (a) [ ]
    (b) [X]

3. SEC Use Only

4. Source of Funds (See Instructions)
    AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)   [ ]

6. Citizenship or Place of Organization
    United States

Number of	7. Sole Voting Power: -0-
Shares	
Beneficially	8. Shared Voting Power: 996,098
Owned by	
Each	9. Sole Dispositive Power: -0-
Reporting	
Person With	10. Shared Dispositive Power: 996,098

11. Aggregate Amount Beneficially Owned by Each Reporting Person
    996,098

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13. Percent of Class Represented by Amount in Row (11)
    5.3%

14. Type of Reporting Person (See Instructions)
    IN, HC

1. Names of Reporting Persons
    Ravenswood Management Company, L.L.C.

2. Check the Appropriate Box if a Member of a Group (See Instructions)
    (a) [ ]
    (b) [X]

3. SEC Use Only

4. Source of Funds (See Instructions)
    AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)   [ ]

6. Citizenship or Place of Organization
    New York

Number of	7. Sole Voting Power: -0-
Shares	
Beneficially	8. Shared Voting Power: 996,098
Owned by	
Each	9. Sole Dispositive Power: -0-
Reporting	
Person With	10. Shared Dispositive Power: 996,098

11. Aggregate Amount Beneficially Owned by Each Reporting Person
     996,098

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13. Percent of Class Represented by Amount in Row (11)
     5.3%

14. Type of Reporting Person (See Instructions)
     OO

1. Names of Reporting Persons
   The Ravenswood Investment Company, L.P.

2. Check the Appropriate Box if a Member of a Group (See Instructions)
   (a) [ ]
   (b) [X]

3. SEC Use Only

4. Source of Funds (See Instructions)
   WC

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)   [ ]

6. Citizenship or Place of Organization
   New York

Number of
Shares
Beneficially
Owned by
Each
Reporting
Person With

7. Sole Voting Power: -0-

8. Shared Voting Power: 707,483

9. Sole Dispositive Power: -0-

10. Shared Dispositive Power: 707,483

11. Aggregate Amount Beneficially Owned by Each Reporting Person
    707,483

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13. Percent of Class Represented by Amount in Row (11)
    3.7%

14. Type of Reporting Person (See Instructions)
    PN

1. Names of Reporting Persons
    Ravenswood Investments III, L.P.

2. Check the Appropriate Box if a Member of a Group (See Instructions)
    (a) [ ]
    (b) [X]

3. SEC Use Only

4. Source of Funds (See Instructions)
    WC

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)   [ ]

6. Citizenship or Place of Organization
    New York

Number of Shares Beneficially Owned by Each Reporting Person With	
7. Sole Voting Power: -0-	
8. Shared Voting Power: 288,615	
9. Sole Dispositive Power: -0-	
10. Shared Dispositive Power: 288,615	

11. Aggregate Amount Beneficially Owned by Each Reporting Person
     288,615

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13. Percent of Class Represented by Amount in Row (11)
     1.5%

14. Type of Reporting Person (See Instructions)
     PN

This Statement on Schedule 13D Amendment No. 1 (this "Statement") is filed on behalf of the Reporting Persons with the Securities and Exchange Commission (the "Commission"). This Statement amends the Initial Statement of Beneficial Ownership on Schedule 13D (the "Initial Statement," and as so amended, the "Schedule 13D") relating to Units of Beneficial Interest (the "Units") of LL&E Royalty Trust (the "Issuer"), filed on October 23, 2008 with the Commission as specifically set forth herein. Capitalized terms used herein and not otherwise defined herein shall have the same meanings ascribed to them in the Initial Statement.

Item 2.   Identity and Background

Item 2 of the Initial Statement is hereby amended and restated to read as follows:

(a), (b), (c) and (f). This Statement is filed on behalf of Robert E. Robotti ("Robotti"), Robotti & Company, Incorporated ("ROBT"), Robotti & Company, LLC ("Robotti & Company"), Kenneth R. Wasiak ("Wasiak"), Ravenswood Management Company, L.L.C. ("RMC"), The Ravenswood Investment Company, L.P. ("RIC"), and Ravenswood Investments III, L.P. ("RI," and together with Robotti, ROBT, Robotti & Company, Wasiak, RMC, and RIC the "Reporting Persons").

Mr. Robotti is a United States citizen whose principal occupation is serving as the president and treasurer of ROBT. ROBT, a New York corporation, is the parent holding company of Robotti & Company. Robotti & Company, a New York limited liability company, is a broker-dealer registered under Section 15 of the Securities Exchange Act of 1934, as amended ("Exchange Act").

Mr. Wasiak is a United States citizen whose principal occupation is serving as a consultant in the accounting firm of Pustorino, Puglisi & Company, P.C. Each of Messrs. Robotti and Wasiak are Managing Member of RMC. RMC, a New York limited liability company, is the general partner of RIC and RI. RIC and RI, New York limited partnerships, are private investment partnerships engaged in the purchase and sale of securities for their own accounts.

The address of each of the Reporting Persons other than Mr. Wasiak, RMC, RIC, and RI is 110 East 42nd Street, Suite 1100, New York, New York 10017. RMC's, RIC's, and RI's address is 104 Gloucester Road, Massapequa, New York 11758. Mr. Wasiak's business address is 515 Madison Avenue, New York, New York 10022.

Executive Officers and Directors:

In accordance with the provisions of General Instruction C to Schedule 13D information concerning executive officers and directors of ROBT and Robotti & Company is included in Schedule A hereto and is incorporated by reference herein.

(d) and (e). None of the Reporting Persons, and to the best knowledge of the Reporting Persons, none of the persons set forth on Schedule A, has during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration

Item 3 of the Initial Statement is hereby amended and restated to read as follows:

The aggregate purchase price of the 78,200 Units held by Robotti & Company is $190,343.29 (including brokerage fees and expenses). All of the Units beneficially held by Robotti & Company were paid for using the personal funds of its discretionary customers.

The aggregate purchase price of the 707,483 Units held by RIC is $1,492,829.43 (including brokerage fees and expenses). All of the Units beneficially held by RIC were paid for using its working capital.

The aggregate purchase price of the 288,615 Units held by RI is $665,434.10 (including brokerage fees and expenses). All of the Units beneficially held by RI were paid for using its working capital.

Item 4.   Purpose of Transaction

Item 4 of the Initial Statement is hereby amended to add the following:

On February 5, 2009, the Reporting Persons sent a letter ("February 5 Letter") to The Bank of New York Mellon Trust Company, N.A., as Trustee ("Trustee") for LL&E Royalty Trust ("Trust"), to raise certain issues and concerns that the Reporting Persons discussed with Martindale Consultants, the Trust's independent joint venture auditor ("Auditor"), prior to its visit to the offices of Quantum Resource Partners, L.P. (collectively, with its affiliates, "Quantum") for the review and audit of expenses relating to the Jay Field charged by Quantum, as operator:

1.   How have sulfur extraction costs at the Jay and Little Escambia Field Unit have been handled since December 31, 2007 and how they would be handled in the future?
2.   Now that Quantum is both operator and working interest owner, the Trust no longer has a working interest owner whose interests are generally aligned with it.
3.   Please confirm the Reporting Person's understanding that the Auditor would be doing a more comprehensive expense allocation and review. The Reporting Persons are concerned because 2007 and the first nine months of 2008 produced little royalty income despite extremely high oil prices.
4.   The insurance recoveries for hurricane damage were significantly less the $26 million of submitted claims. Were these solely casualty claims or also business interruption claims?
5.   The Reporting Persons wanted detail on the increases in production costs since Quantum became operator of the Jay Field in 2007, because of the 44% increase from 2006 to 2007 and the 102% increase from the first nine months of 2007 to the first nine months of 2008
6.   The Reporting Persons inquired as to whether Quantum had hedges at $70 per barrel of oil, had suspended production in the Jay Field, was profiting from selling the hedges and whether the trust had any recourse?

In addition, because the Reporting Persons had not received a response from the Trustee with respect to its letter to the Trustee dated November 19, 2008 ("November 19 Letter"), the Reporting Persons included a copy of that letter. In the November 19 Letter, the Reporting Persons requested disclosure of:

1   The costs that have been allocated to the Trust over the past few years, with the above the line components (costs burdening all working interest owners) and the below the line components (costs allocated to the Trust burdening only its override) broken out and disclosure of which costs allocated to the Trust are capital in nature.
2.   The Trust's interest in the two wells in the Jay Field that have recently been completed by Quantum, the name of the zone these wells are producing from - the Reporting Persons believed it was from a virgin zone - the lower Smackover - and the Trust's interest in the two wells that have received permits but have not been drilled yet.
3.   The amount of total reserves provided to Miller & Lents by Quantum for the valuation of the Trust's Jay Field interest.

A copy of the February 5 Letter (with the November 19 Letter attached thereto) is attached hereto as Exhibit 3.

Item 5.   Interest in Securities of the Issuer

(a)-(b) As of February 9, 2009, the aggregate number of Units and percentage of the outstanding Units of the Issuer beneficially owned (i) by each of the Reporting Persons, and (ii) to the knowledge of the Reporting Persons, by each other person who may be deemed to be a member of a group, is as follows:

Reporting Person	Aggregate Number of Units	Number of Units: Sole Power to Vote or Dispose	Number of Units: Shared Power to Vote or Dispose	Approximate Percentage*
Robotti (1)(2)(3)(4)	1,074,298	0	1,074,298	5.66%
ROBT (1)(2)	78,200	0	78,200	**
Robotti & Company (1)	78,200	0	78,200	**
Wasiak (1)(3)(4)	996,098	0	996,098	5.25%
RMC (1)(3)(4)	996,098	0	996,098	5.25%
RIC (1)	707,483	0	707,483	3.73%
RI (1)	288,615	0	288,615	1.52%

* Based on 18,991,304 Units of Beneficial Interest outstanding as of January 29, 2009 as disclosed in the Issuer's Quarterly Report on Form 10-Q, for the quarter ended September 30, 2008.
* Less than one percent.

(1) Each of the Reporting Persons disclaims beneficial ownership of the securities held by the other Reporting Persons except to the extent of such Reporting Person's pecuniary interest therein, if any.
(2) Each of Mr. Robotti and ROBT share with Robotti & Company the power to vote or direct the vote, and share the power to dispose or to direct the disposition, of 78,200 Units owned by the discretionary customers of Robotti & Company.
(3) Each of Messrs. Robotti and Wasiak and RMC share with RIC the power to vote or direct the vote, and share the power to dispose or to direct the disposition, of 707,483 Units owned by RIC.
(4) Each of Messrs. Robotti and Wasiak and RMC share with RI the power to vote or direct the vote, and share the power to dispose or to direct the disposition, of 288,615 Units owned by RI.

(c) The table below lists all the transactions in the Issuer's Units in the past sixty days by the Reporting Persons. All such transactions were made by RIC, RI and Robotti & Company in the open market.

Transactions in Units Within The Past Sixty Days

Party	Date of Purchase/ Sale	Number of Units	Buy/Sell	Price Per Unit
RIC	12/10/2008	87,900	BUY	$0.61
RI	12/10/2008	37,618	BUY	$0.61
Robotti & Company's Discretionary Customers	12/18/2008	(2,200)	SELL	$0.56

(d)   Robotti & Company's discretionary customers have the right to receive and the power to direct the receipt of dividends from, and the proceeds from the sale of, Units owned by them. Except as set forth in the immediately preceding sentence, no Person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such Units beneficially owned by the Reporting Persons.

(e)   Not Applicable.

Item 7.   Materials To Be Filed As Exhibits

Item 7 of the Initial Statement has been amended and restated to read as follows:

The following documents are filed herewith or have been previously filed:

1.   Joint Filing Agreement dated as of October 23, 2008 by and among Robert E. Robotti, Robotti & Company, Incorporated, Robotti & Company, LLC, Kenneth R. Wasiak, Ravenswood Management Company, L.L.C., The Ravenswood Investment Company, L.P., and Ravenswood Investments III, L.P.

2.   Letter dated October 21, 2008, from Robotti & Company, LLC, The Ravenswood Investment Company, L.P., and Ravenswood Investments III, L.P. to The Bank of New York Mellon Trust Company, N.A., as Trustee for LL&E Royalty Trust.

3.   Letter dated February 5, 2009, from Robotti & Company, LLC, The Ravenswood Investment Company, L.P., and Ravenswood Investments III, L.P. to The Bank of New York Mellon Trust Company, N.A., as Trustee for LL&E Royalty Trust.

(The remainder of this page was intentionally left blank)

SIGNATURE

After reasonable inquiry and to the best of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 9, 2008

/s/ Robert E. Robotti
Robert E. Robotti

Robotti & Company, Incorporated

By: /s/ Robert E. Robotti
Name: Robert E. Robotti
Title: President and Treasurer

Robotti & Company, LLC

By: /s/ Robert E. Robotti
Name: Robert E. Robotti
Title: President and Treasurer

By: /s/ Kenneth R. Wasiak
Kenneth R. Wasiak

Ravenswood Management Company, L.L.C.

By: /s/ Robert E. Robotti
Name: Robert E. Robotti
Title: Managing Member

The Ravenswood Investment Company, L.P.

By: Ravenswood Management Company, L.L.C.
Its General Partner

By: /s/ Robert E. Robotti
Name: Robert E. Robotti
Title: Managing Member

Ravenswood Investments III, L.P.

By: Ravenswood Management Company, L.L.C.
Its General Partner

By: /s/ Robert E. Robotti
Name: Robert E. Robotti
Title: Managing Member

Schedule A

The following table sets forth certain information concerning each of the directors and executive officers of the entities named below as of the date hereof.

Robotti & Company, Incorporated and Robotti & Company, LLC

Name:	Robert E. Robotti
	(Director, President, Treasurer)
Citizenship	U.S.A.
Principal Occupation:	President and Treasurer, Robotti & Company, Incorporated
Business Address:	110 East 42nd Street, Suite 1100, New York, New York 10017

Name:	Joseph E. Reilly
	(Director, Secretary)
Citizenship:	U.S.A.
Principal Occupation:	Director and Secretary, Robotti & Company, Incorporated
Business Address:	110 East 42nd Street, Suite 1100, New York, New York 10017

Name:	Kenneth R. Wasiak
	(Director)
Citizenship	U.S.A.
Principal Occupation:	Consultant, Pustorino, Puglisi & Co., P.C.
Business Address:	515 Madison Avenue, New York, New York 10022

(The remainder of this page was intentionally left blank)

Exhibit Index

The following documents are filed herewith:

	Exhibit	Page
(1)	Joint Filing Agreement dated as of October 23, 2008 by and between Robert E. Robotti, Robotti & Company, Incorporated, Robotti & Company, LLC, Kenneth R. Wasiak, Ravenswood Management Company, L.L.C., The Ravenswood Investment Company, L.P., and Ravenswood Investments III, L.P.	Previously Filed
(2)	Letter dated October 21, 2008, from Robotti & Company, LLC, The Ravenswood Investment Company, L.P., and Ravenswood Investments III, L.P. to The Bank of New York Mellon Trust Company, N.A., as Trustee for LL&E Royalty Trust.	Previously Filed
(3)	Letter dated February 5, 2009, from Robotti & Company, LLC, The Ravenswood Investment Company, L.P., and Ravenswood Investments III, L.P. to The Bank of New York Mellon Trust Company, N.A., as Trustee for LL&E Royalty Trust.	Page 16

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Exhibit 3

The Ravenswood Investment Company, L.P.
104 Gloucester Road
Massapequa, NY 11758

<u>VIA FAX TO (512) 236-9275</u>
<u>AND EXPRESS MAIL</u>

The Bank of New York Mellon Trust Company, N.A.,
as Trustee for LL&E Royalty Trust
919 Congress Avenue
Austin, Texas 78701
Attn: Mike Ulrich

February 5, 2009

Dear Mr. Ulrich:

I wanted to check in with you regarding my letter to you dated November 19, 2008 as I still have not received any responses to the questions posed and the requests made. Accordingly, I have attached a copy for your convenience.

I also wanted to relate to you a few of the issues and concerns that we discussed with Martindale Consultants, LL&E Royalty Trust's ("Trust") independent joint venture auditor ("Auditor"), prior to its visit to the offices of Quantum Resource Partners, L.P. (collectively, with its affiliates, "Quantum") for the review and audit of expenses relating to the Jay Field charged by Quantum, as operator, to the Working Interest Owner (which therefore affect the Trust's Jay Field Royalty Interest).

1.   The Trust reported in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2008 that Quantum had agreed to pay to the Trust royalties on the revenue generated by the sale of the sulfur due to the inclusion of sulfur extraction processing costs at the Jay and Little Escambia Creek Field Unit desulfurization plant in the calculation of Jay Field Gross Proceeds. The Trust states that "After December 31, 2007, [Quantum] will address sulfur extraction costs in accordance with the terms of the Conveyances." <u>Id</u>. at 8. Specifically, how have sulfur extraction costs been handled since December 31, 2007 and how will they be handled in the future?

2.   When ConocoPhillips was a Working Interest Owner and ExxonMobil was the operator of the Jay Field, holders of units of beneficial interest in the Trust ("Unitholders") had the protection of a party (ConocoPhillips) that was knowledgeable in oil production matters, that had a large financial stake in the Jay Field, that had sufficient finances so that it could devote time and expense to monitoring its Jay Field investment, that was legally able to obtain production information from the operator and whose interests were generally aligned with those of Unitholders. As Quantum is now both the operator and over a 92% Working Interest Owner, these protections no longer exist.

3.   It was our understanding that the Auditor would be permitted to complete a much more comprehensive expense allocation and review now that it would be reviewing the operator's records. Please confirm this understanding or if is not the case, please explain why not. We are very concerned about the expenses being charged to the Working Interest Owners (hence, the Trust as a Royalty Interest Owner) because 2007 and the first nine months of 2008 produced little royalty income despite extremely high oil prices.

4.   The recoveries of $927,813 and $11,663,271 from the insurance claims on South Pass 89 and Offshore Louisiana assets owned by the Trust and damaged by Hurricanes Rita and Katrina in 2005 were significantly less than the total submitted claims of $26,000,000. We want to ensure that the Auditor gets a detailed report on the status of these claims and recoveries. Please specify whether these are strictly casualty claims or if they include business interruption coverage claims. If not, have business interruption claims been submitted and paid? If so, what were the amounts submitted and the amounts recovered?

5.   We would like more clarity and detail regarding excess production costs and how these costs get billed to the Working Interest Owners (hence, how they affect the Trust's Royalty Interest) by Quantum. We are particularly concerned because production costs have increased dramatically since Quantum became the operator in 2007. The year-over-year increase from 2006 to 2007 was from $15,735,462 to $22,732,126, or 44 percent. The increase from the first nine months of 2007 to the first nine months of 2008 was from $12,798,574 to $25,883,775, or 102 percent. An explanation of each of these sizeable increases is warranted.

6.   We understand that Quantum has hedges in place for its production in the Jay Field at $70 a barrel. According to a January 22, 2009 article in the Pensacola News Journal, Quantum has recently suspended production in the Jay Field. We are concerned that Quantum is profiting by selling its $70 hedges, not sharing these profits with the Trust, simultaneously preserving the oil in place, thus making the Jay Field, an asset in which it has a 92% working interest, more valuable. Is this a plausible scenario? Does the Trust have any recourse, including without limitation, a right to the profits of the in-the-money hedges?

These are a few of the major issues and questions that we hope you and Auditor will be able to answer after he returns from the audit of Quantum. A timely response would very much be appreciated.

Regards,

Robotti & Company, LLC
The Ravenswood Investment Company, L.P.
Ravenswood Investments III, L.P.

By: /s/ Robert E. Robotti
     Robert E. Robotti, President and Treasurer of Robotti & Company, LLC, and Managing Member of Ravenswood Management Company, L.L.C., general partner of each of The Ravenswood Investment Company, L.P. and Ravenswood Investments III, L.P.

enclosure

The Ravenswood Investment Company, L.P.
104 Gloucester Road
Massapequa, NY 11758

The Bank of New York Mellon Trust Company, N.A.,
as Trustee for LL&E Royalty Trust
919 Congress Avenue
Austin, Texas 78701
Attn: Mike Ulrich

November 19, 2008

Dear Mr. Ulrich:

I appreciated our conversation last week and your openness to our ideas regarding LL&E Royalty Trust. Per our discussion, I've enclosed in this package the Tristone Capital Information Memorandum regarding ConocoPhillips' Gulf Coast and Gulf of Mexico asset divestiture from September 2006. I hope it provides another useful data point for you and Stifel Nicolaus to value the Trust's assets. Is this document useful to you?

I had mentioned that Genesis Energy LP was spending $10 million to upgrade their Jay System. However, after further investigation it appears that Genesis Energy LP is spending this money to extend their pipeline to producers operating in Southern Alabama and is not relevant to the Trust's Jay Field interests.

We discussed my having a meeting with Pat Martindale when I'm in Oklahoma on December 10th. Can you please let him know that I will be getting in touch with him shortly or would you like to arrange the meeting?

As we discussed in our call, I'm interested in reviewing the costs that have been allocated to the Trust over the past few years. I would like to see the components of those costs, especially those above the line (costs burdening all working interest owners) as well as those below the line (costs allocated to us burdening only our override). Separately, what costs are allocated to the Trust that are capital in nature?

Have you figured out what the Trust's interests are in the two wells in the Jay Field that have recently been completed by Quantum and are producing? Also, what zone are these wells producing from? I'm under the impression that it's from a virgin zone—the lower Smackover. Can you confirm this? And what is the Trust's interest in the two wells that have been permitted but not yet drilled?

Finally, what is the amount of total reserves provided to Miller & Lents by Quantum Resource Partners LP for the valuation of the Trust's Jay Field interest? It would be very helpful if you could provide this information.

Thank you and I look forward to hearing from you.

Regards,
/s/ Robert Robotti
Robert Robotti